Form 10-K, Exhibit 13
period 1998-01-03
PILLOWTEX CORP
filed 1998-04-03
CIK 896265

               [PORTIONS OF PILLOWTEX CORPORATION'S 1997 ANNUAL REPORT]

                                       * * *


                            COMMON STOCK CLOSING PRICE RANGE         CASH DIVIDENDS
                                   HIGH           LOW                  PER SHARE
                            --------------------------------          ---------
1997
Fourth Quarter                   $34-7/8        $26-1/2                  $.06
Third Quarter                     28-7/16        21                       .06
Second Quarter                    23             16-5/8                   .06
First Quarter                     18-3/8         15-7/8                   .06

1996
Fourth Quarter                   $18-1/4        $12-7/8                  $.05
Third Quarter                     14-3/8         10-5/8                   .05
Second Quarter                    13-3/4         12                       .05
First Quarter                     12-1/2         10-1/2                   .05

                                    * * *

                           SELECTED FINANCIAL DATA
                    (In thousands, except per share data)

     The selected financial data presented below are derived from the Company's consolidated financial statements for the five years ended January 3, 1998. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this Annual Report.

                                                                         YEAR ENDED
                                            12/31/93(1)    12/31/94(2)    12/30/95       12/28/96       01/03/98(3)
                                            -----------------------------------------------------------------------
STATEMENTS OF EARNINGS DATA:
Net sales                                   $  291,624     $  349,520     $  474,899     $  490,655    $  579,999
Cost of goods sold                             238,155        294,714        395,922        411,048       485,679
                                            ----------     ----------     ----------     ----------    ----------
Gross profit                                    53,469         54,806         78,977         79,607        94,320
Selling, general and administrative
 expenses                                       29,227         36,399         42,508         41,445        52,090
Restructuring charge                                 -              -              -              -         5,986
                                            ----------     ----------     ----------     ----------    ----------
Earnings from operations                        24,242         18,407         36,469         38,162        36,244
Interest expense                                 3,042          6,361         17,491         13,971        22,470
Other income                                         -           (379)             -              -             -
                                            ----------     ----------     ----------     ----------    ----------
Earnings before income taxes and
   extraordinary items                          21,200         12,425         18,978         24,191        13,774
Income taxes                                     8,420          4,736          7,509          9,459         5,538
                                            ----------     ----------     ----------     ----------    ----------
Earnings before extraordinary items             12,780          7,689         11,469         14,732         8,236
Extraordinary items, net                             -              -              -           (609)         (919)
                                            ----------     ----------     ----------     ----------    ----------
Net earnings (4)                                12,780          7,689         11,469         14,123         7,317
Preferred dividends                                  -              -              -              -            85
                                            ----------     ----------     ----------     ----------    ----------
Net earnings available for common
   shareholders (4)                         $   12,780     $    7,689     $   11,469     $   14,123    $    7,232
                                            ==========     ==========     ==========     ==========    ==========
BASIC EARNINGS PER COMMON SHARE:
Before extraordinary items                  $     1.32     $      .73     $     1.08     $     1.39    $      .75
Extraordinary items                                  -              -              -           (.06)         (.08)
                                            ----------     ----------     ----------     ----------    ----------
Basic earnings per common share             $     1.32     $      .73     $     1.08     $     1.33    $      .67
                                            ==========     ==========     ==========     ==========    ==========
Weighted average common shares
   outstanding - basic                           9,751         10,604         10,618         10,618        10,837
                                            ==========     ==========     ==========     ==========    ==========
DILUTED EARNINGS PER COMMON SHARE:
Before extraordinary items                  $     1.32     $      .72     $     1.08     $     1.39    $      .74
Extraordinary items                                  -              -              -           (.06)         (.08)
                                            ----------     ----------     ----------     ----------    ----------
Diluted earnings per common share           $     1.32     $      .72     $     1.08     $     1.33    $      .66
                                            ==========     ==========     ==========     ==========    ==========
Weighted average common shares
   outstanding - diluted                         9,769         10,640         10,620         10,634        11,086
                                            ==========     ==========     ==========     ==========    ==========
OPERATING DATA:
Depreciation and amortization               $    3,868     $    6,365     $   11,994     $   12,775    $   16,064
Capital expenditures                             7,135         10,538         12,448         21,040        20,567
Cash dividends                                   2,506            244            531          2,124         2,569

BALANCE SHEET DATA:
Working capital                             $   78,141     $  122,738     $  110,128     $  150,506    $  394,496
Property, plant and equipment, net              39,110         81,187         84,567         94,267       488,841
Total assets                                   180,967        319,544        324,710        375,714     1,410,186
Long-term debt, net of current portion          63,735        177,149        153,472        194,851       785,383
Redeemable convertible preferred stock              --             --             --             --        62,882
Shareholders' equity                            69,329         76,478         87,990        100,004       196,707

(1)  Amounts set forth in 1993 reflect the inclusion of Manetta Home
     Fashions, Inc. from August 30, 1993, Tennessee Woolen Mills, Inc. from September 7, 1993 and Torfeaco Industries Limited from December 1, 1993.
(2) Amounts set forth in 1994 reflect the inclusion of Imperial Feather Company from August 19, 1994 and Beacon Manufacturing Company from December 1, 1994.
(3) Amounts set forth in fiscal 1997 reflect the results of operations for a 53-week period and the inclusion of Fieldcrest Cannon, Inc. from December 19, 1997.
(4) On a pro forma basis, giving effect to the termination of Pillowtex's status as an S corporation under subchapter S of the Internal Revenue
     Code (which termination resulted from the initial public offering of Pillowtex Common Stock), as if such termination had occurred on January 1, 1992, net earnings and earnings available for common shareholders would have been $12,877 and $12,877, respectively, for 1993.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Pillowtex Corporation (the "Company"), with annualized sales in excess of $1.6 billion, markets and manufactures home textile furnishings for the bedroom and bathroom. The Company operates a network of manufacturing, purchasing and distribution facilities in the U.S. and Canada with approximately 14,800 employees.

MERGER

On December 19, 1997 (the "Merger Date"), the Company acquired Fieldcrest Cannon, Inc. ("Fieldcrest Cannon") for a combination of cash and stock valued at approximately $409.0 million ("the Merger"). Additionally, the Company retired approximately $199.0 million of existing Fieldcrest Cannon long-term debt. The Merger was accounted for under the purchase accounting method. Accordingly, the operating results of Fieldcrest Cannon for the period from the Merger Date through January 3, 1998 have been included in fiscal 1997 results.

RESULTS OF OPERATIONS

The following table presents certain statements of historical operations data as a percentage of sales for the periods indicated.

                                               YEAR ENDED
                               ------------------------------------------
                               DECEMBER 30,    DECEMBER 28,    JANUARY 3,
                                  1995            1996           1998
                                  ----            ----           ----
Net sales...................      100.0%          100.0%         100.0%
Cost of goods sold..........       83.4            83.8           83.7
                                  -----           -----          -----
Gross profit................       16.6            16.2           16.3
Selling, general and
  administrative expenses...        9.0             8.4            9.0
Restructuring charge........          -               -            1.0
                                  -----           -----          -----
Earnings from operations....        7.6             7.8            6.3
Interest expense............        3.7             2.8            3.9
                                  -----           -----          -----
Earnings before income taxes
  and extraordinary items...        3.9%            5.0%           2.4%
                                  =====           =====          =====

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

NET SALES. Net sales were $580.0 million in fiscal 1997, representing an increase of $89.3 million, or 18.2%, as compared to $490.7 million in 1996. Excluding $40.0 million of Fieldcrest Cannon sales since the Merger Date, the $49.3 million increase in net sales is due to increases in blanket sales of $30.8 million, as well as higher sales in bed pillows, mattress pads and fashion bedding of $18.5 million. The increases are due in part to the acquisition of the blanket operations of Fieldcrest Cannon in November 1996 and the offering of new branded products introduced in early 1997.

GROSS PROFIT. Gross profit margins remained virtually flat at 16.3% in fiscal 1997, compared to 16.2% in 1996. Increases in product margins resulted primarily from lower raw material prices, which were offset by costs associated with reconfiguring the Company's South Carolina distribution facility, increases in obsolescence reserves, higher sales-related deductions, and losses on sales of certain inventories to accommodate the consolidation of the blanket facilities.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased $10.7 million to $52.1 million in fiscal 1997, compared to $41.4 million in 1996, and as a percentage of net sales, increased to 9.0% in fiscal 1997 from 8.4% in 1996. Excluding $3.5 million of Fieldcrest Cannon expenses since the Merger Date, the $7.2 million increase resulted primarily from higher personnel costs due in part to filling several management positions which were vacant in 1996 and the payment of severance, increased travel expenses primarily related to the Merger, and higher professional fees.

RESTRUCTURING CHARGE. The $6.0 million restructuring charge was related to costs associated with the consolidation of blanket production into facilities in Swannanoa, North Carolina and Westminster, South Carolina. The charge represents costs associated with the write-down of certain assets and other expenses.

INTEREST EXPENSE. Interest expense increased by $8.5 million to $22.5 million in fiscal 1997, compared to $14.0 million in 1996. The increase was primarily due to $3.5 million of interest on the additional debt incurred as a result of the Merger, with the remaining increase due primarily to interest on the $125.0 million aggregate principal amount of 10% Senior Subordinated Notes due 2006 (the "10% Notes") issued by the Company in November 1996.

TAXES. The effective tax rate for 1997 increased to 40.2% compared to 39.1% in 1996, primarily due to nondeductible goodwill amortization connected with the Merger.

EXTRAORDINARY ITEM. An extraordinary loss of $0.9 million was recorded in 1997 related to the write-off of deferred debt issuance costs associated with the Company's previous senior credit facility, which was refinanced in connection with the Merger.

FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

NET SALES. Net sales were $490.7 million in 1996, representing an increase of $15.8 million or 3.3%, as compared to $474.9 million in 1995. This increase reflected strong sales in bed pillows, mattress pads and fashion bedding. These increases were partially offset by lower sales in other product areas, the largest of which was blankets, due to a weak retail climate.

GROSS PROFIT. Gross profit margins decreased to 16.2% in 1996 from 16.6% in 1995, due primarily to a highly competitive pricing environment in blankets, lower blanket sales, and start-up operational issues at the Newton cotton yarn spinning facility, which negatively impacted margins throughout the first half of 1996.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses decreased $1.1 million to $41.4 million in 1996 from $42.5 million in 1995, and as a percentage of sales, decreased to 8.4% from 9.0% in the respective periods. These decreases reflected the Company's success at reducing these costs.

INTEREST EXPENSE. Interest expense decreased to $14.0 million in 1996 from $17.5 million in 1995. Interest expense fell due to lower borrowings and decreased average interest rates.

INCOME TAXES. The effective tax rate for 1996 decreased to 39.1%, compared to 39.6% for 1995, primarily due to lower state taxes.

EXTRAORDINARY LOSS. An extraordinary loss of $0.6 million recorded in 1996 related to the write-off of deferred debt issuance costs associated with the Company's term loan, which was retired with a portion of the proceeds from the Company's private offering of the 10% Notes in November 1996.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financing structure has changed as a result of the Merger. New senior revolving credit and term loan facilities (the "Facilities") were established with a group of financial and institutional investors led by
NationsBank of Texas, N.A. ("NationsBank").   The Facilities consist of a
$350.0 million revolving credit facility (the "Revolver") and a $250.0 million term loan facility (the "Term Loan"). The Term Loan consists of a $125.0 tranche A term loan (the "Tranche A Term Loan") and a $125.0 million tranche B term loan (the "Tranche B Term Loan"). The Revolver and the Tranche A Term Loan expire December 31, 2003 and the Tranche B Term Loan expires December 31, 2004. The Revolver includes $55.0 million of availability for letters of credit. At January 3, 1998, $37.8 million of letters of credit were outstanding. Unused availability under the Revolver was $197.2 million at January 3, 1998.

Amounts outstanding under the Revolver and the Tranche A Term Loan presently bear interest at a rate based upon the London Interbank Offered Rate plus 2.00%. The Tranche B Term Loan bears interest on a basis similar to the Tranche A Term Loan, plus an additional margin of .50%. These rates are subject to decrease based upon the Company's achievement of certain ratios of funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The weighted average annual interest rate on outstanding borrowings under the various senior credit facilities during 1997 was 6.77%, and the effective rate at January 3, 1998 was 7.79%.

The Revolver and the Term Loan are guaranteed by each of the domestic subsidiaries of the Company, and are secured by first priority liens on all of the capital stock of each domestic subsidiary of the Company and by 65% of the capital stock of the Company's foreign subsidiaries. The Company has also granted a first priority security interest in all of its presently unencumbered and future domestic assets and properties and all presently unencumbered and future domestic assets and properties of each of its subsidiaries. The Term Loan is subject to mandatory prepayment from all net cash proceeds of asset sales and debt issuances of the Company (except as specifically provided), 50% of the net cash proceeds of equity issuances by the Company or any of its subsidiaries, and 75% of Excess Cash Flow (as defined). All mandatory prepayments will be applied pro rata between the Tranche A Term Loan and the Tranche B Term Loan to reduce the remaining installments of principal.

The Facilities contain a number of financial, affirmative and negative covenants which, among other things, require maintenance of certain ratios of funded debt to EBITDA and certain cash flow coverage ratios, and require the Company to maintain a minimum tangible net worth. Other covenants restrict, among other things, the Company's ability to incur additional debt, grant liens, engage in transactions with affiliates, make loans, advances and investments, pay dividends and other distributions to shareholders, dispose of assets, effect mergers, consolidations and dissolutions, and make certain changes in its business. At January 3, 1998, the Company was in compliance with all covenants under the Facilities.

In connection with the Merger, the Company completed a private offering of $185.0 million aggregate principal amount of 9% Senior Subordinated Notes due 2007 (the "9% Notes"). The 9% Notes are due December 15, 2007, with interest payable semiannually commencing June 15, 1998. The 9% Notes are not subject to mandatory redemption (except upon a "change of control"); however, the Company may at its option redeem the 9% Notes in whole or in part on or after December 15, 2002 at a redemption price of 104.5%, which declines 1.5% annually through December 15, 2005 to 100%. The 9% Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness, including borrowings under the Revolver, and rank pari passu with the Company's 10% Notes described below. The Company is currently engaged in an offer to exchange the unregistered 9% Notes previously sold in the private offering for an equal aggregate principal amount of registered 9% Notes.

On November 12, 1996, the Company completed a private offering of $125.0 million aggregate principal amount of 10% Notes. The 10% Notes are due November 15, 2006, with interest payable semiannually commencing May 15, 1997. The Company used the proceeds from such offering to retire the outstanding indebtedness under the Company's previously existing term loan, to finance the acquisition of certain assets of Fieldcrest Cannon's blanket operations, to temporarily reduce indebtedness under the previous revolving credit facility, and to acquire a warehouse facility. The 10% Notes are not subject to mandatory redemption (except upon a "change of control"); however, the Company may at its option redeem the 10% Notes in whole or in part on or after November 15, 2001 at a redemption price of 105%, which declines 1.667% annually through November 15, 2004 to 100%. The 10% Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness, including borrowings under the Revolver. In March 1997, the Company completed an offer to exchange the unregistered 10% Notes previously sold in the private offering for an equal aggregate principal amount of registered 10% Notes.

The 9% Notes and the 10% Notes are unconditionally guaranteed on a senior subordinated basis by each of the existing and future domestic subsidiaries of the Company and each other subsidiary of the Company that guarantees the Company's obligations under the Facilities described above. The guarantees are subordinated in right of payment to all existing and future senior indebtedness of the relevant guarantor. The 9% Notes and the 10% Notes are subject to certain covenants which restrict, among other things, the Company's ability to incur additional indebtedness and issue preferred stock, grant liens to secure subordinated indebtedness, pay dividends or make certain other restricted payments, apply net proceeds from certain asset sales, engage in certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any senior indebtedness and senior in right of payment to the 9% Notes and the 10% Notes, merge or consolidate with any other person, sell stock of subsidiaries or sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company. At January 3, 1998, the Company was in compliance with all covenants under the 9% Notes and the 10% Notes.

As a result of the Merger, the outstanding $112.5 million aggregate principal amount of 6% Convertible Subordinated Debentures due 2012 of Fieldcrest
Cannon (the "Fieldcrest Debentures") are convertible, at the option of the holder, into a combination of cash and the Company's common stock. At January 3, 1998, if all outstanding Fieldcrest Debentures were converted, the resulting cash component to be paid to the debtholders would be approximately $68.3 million. The Company expects to utilize funds available under the Revolver to pay any cash payable upon conversion of the Fieldcrest Debentures.

The Company enters into interest rate swap agreements to modify the interest characteristics of portions of its outstanding debt. The agreements entitle the Company to receive or pay to the counterparty (a major bank), on a quarterly basis, the amounts, if any, by which the Company's interest payments covered by swap agreements differ from those of the counterparty. These amounts are recorded as adjustments to interest expense. The fair value of the swap agreements and changes in fair value as a result of changes in market interest rates are not recognized in the financial statements. As of December 28, 1996 and January 3, 1998, the Company had approximately $215.0 million and $125.0 million, respectively, of notional amounts covered under fixed for floating swap agreements at average interest rates of 6.24% and 9.54%, respectively.

Subsequent to January 3, 1998, the Company terminated the swap agreement covering approximately $125.0 million of indebtedness for a gain of approximately $1.0 million. The gain has been deferred and will be amortized as an adjustment to interest expense over the remaining three-year term of the terminated swap agreement. On January 9, 1998, the Company entered into an interest rate swap agreement covering $250.0 million of indebtedness expiring February 19, 1999, exchanging variable rates for a fixed rate of 5.56%.

The Company anticipates that its principal use of cash will be working capital requirements, debt service requirements, payment of dividends (if permitted), and capital expenditures, as well as expenditures relating to acquisitions and integrating acquired businesses. Based upon current and anticipated levels of operations, the Company believes that its cash flow from operations, together with amounts available under the Revolver, will be adequate to meet its anticipated cash requirements for fiscal year 1998. There can be no assurance, however, that the Company's business will continue to generate sufficient cash flow from operations in the future to service its debt, and the Company may be required to refinance all or a portion of its existing debt or to obtain additional financing. These increased borrowings may result in higher interest payments. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained. The inability to obtain additional financing could have a material adverse effect on the Company.

The Company spent $20.6 million for capital expenditures in 1997, including $13.7 million in the blanket facilities, principally to complete the installation of equipment purchased from Fieldcrest Cannon in November 1996. For 1996, the Company's capital expenditures were $21.0 million, most of which were used to upgrade the physical plants and purchase machinery and equipment for the blanket facilities, including $6.3 million for equipment purchased from Fieldcrest Cannon. In addition, the Company purchased a warehouse in Mauldin, South Carolina for approximately $8.4 million, to replace certain warehouse facilities previously leased. The Company intends to make capital expenditures in excess of $240.0 million over the next three years, principally to modernize the acquired Fieldcrest Cannon sheet and certain of the towel manufacturing facilities through the addition of new machinery and equipment. The Company anticipates that approximately $80.0 million of such capital expenditures will be made in fiscal 1998.

The Company currently anticipates that it will continue to pay a quarterly dividend of $.06 per share on its common stock. Through December 31, 1999, the Company anticipates that it will pay dividends on its preferred stock at a rate per annum equal to 3%, or approximately $2.0 million per year. Thereafter, the rate at which dividends will accrue on the preferred stock may increase to 7% or 10% depending on the Company's earnings per share for the 1999 fiscal year. The Company's ability to pay dividends on the common stock and preferred stock is restricted under the terms of the Facilities and the 9% Notes and the 10% Notes, and, in the case of common stock dividends, under the terms of the preferred stock. Accordingly, there can be no assurance that the Company will pay any dividends in the future or, if dividends are paid, as to the amount thereof.

NEW ACCOUNTING STANDARD

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, effective for periods beginning after December 15, 1997. The purpose of this standard is to disclose disaggregated information which provides information about the operating segments an enterprise engages in, consistent with the way management reviews financial information to make decisions about the enterprise's operating matters. The Company will comply with the requirements of this standard for fiscal year 1998.

YEAR 2000 CONSIDERATIONS

Many existing computer programs use only two digits to identify a year in the date field. These programs, if not corrected, could fail or create erroneous results by or at the Year 2000. This "Year 2000" issue is believed to affect virtually all companies and organizations, including the Company. The Company has undertaken an assessment of the effect of the Year 2000 issue on the Company's operations. In connection therewith, the Company has sought, and continues to seek, identify and evaluate Year 2000-related compliance issues, develop proposed solutions, and estimate the costs of the implementation of such solutions. The Company does not believe that the Year 2000 issues (including the costs of the Company's compliance program) will have a material adverse effect on the Company's financial position or results of operations, though no assurance can be given in this regard.

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

This report and other reports and statements of the Company (collectively, "Company Reports"), including those filed from time to time with the Securities and Exchange Commission, contain or may contain certain forward-looking statements. Such statements are based upon the beliefs and assumptions of, and on information available to, the Company's management. Any statements preceded by, followed by, or that include the words "anticipates", "believes", "expects", "estimates", "intends", or similar expressions contained in Company Reports, as well as any other statements contained in Company Reports regarding matters that are not historical facts, are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Because such forward-looking statements are subject to various risks and uncertainties, results and values may differ materially from those expressed in or implied by such statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. The Company's shareholders are cautioned not to place undue reliance on such statements, which speak only as of the date of the document in which they are contained.

The Company's shareholders should understand that the following important factors, in addition to those discussed elsewhere in Company Reports, could affect the Company's future results and could cause results and values to differ materially from those expressed in or implied by such forward-looking statements: (i) the Company's significant leverage and debt service obligations; (ii) the restrictive covenants contained in the instruments governing the Company's indebtedness; (iii) the Company's ability to achieve certain cost savings; (iv) the Company's ability to integrate acquired operations successfully with existing operations; (v) the price and availability of raw materials used by the Company; (vi) general retail industry conditions; (vii) the Company's ability to renew key trademark licenses; (viii) the goodwill associated with the brand names owned by the Company and the Company's ability to protect its proprietary rights in such brand names; (ix) the Company's ability to retain key customers; (x) the Company's relationships with both union and nonunion employees; (xi) the influence of significant shareholders of the Company; (xii) the Company's dependence on key management personnel; and (xiii) the seasonality of the Company's business. The foregoing factors are discussed in greater detail under the caption "Risk Factors" in each of the Joint Proxy Statement/Prospectus forming a part of the Company's Registration Statement on Form S-4 (No. 333-36663) and the Prospectus forming a part of the Company's Registration Statement on Form S-4 (No. 333-46209).

                            INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Pillowtex Corporation:


We have audited the consolidated financial statements of Pillowtex Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pillowtex Corporation and subsidiaries as of December 28, 1996 and January 3, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended January 3, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                    /s/ KPMG Peat Marwick LLP



Dallas, Texas
February 5, 1998

                       PILLOWTEX CORPORATION AND SUBSIDIARIES
                            Consolidated Balance Sheets
                       December 28, 1996 and January 3, 1998
                    (Dollars in thousands, except for par value)

                                ASSETS                         1996           1997
                                                               ----           ----
Current assets:
     Cash and cash equivalents                              $     20    $    4,604
     Receivables (note 11):
          Trade, less allowances of $2,475 in 1996 and
           $14,770 in 1997                                    78,482       221,185
          Other                                                4,480        16,468
     Inventories (notes 6 and 11)                            133,495       359,751
     Assets held for sale                                          -        32,614
     Prepaid expenses                                          2,613         6,335
     Deferred income taxes (note 12)                           2,567             -
                                                            --------    ----------
                Total current assets                         221,657       640,957

Property, plant and equipment, net (notes 7 and 11)           94,267       488,841
Intangible assets, at cost less accumulated
  amortization of $3,843 in 1996 and $5,111 in 1997           57,113       258,867
Other assets                                                   2,677        21,521
                                                            --------    ----------
                                                            $375,714    $1,410,186
                                                            ========    ==========

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable (note 8)                              $ 45,481       111,202
     Accrued expenses (note 8)                                22,156       113,575
     Deferred income taxes (note 12)                               -        16,068
     Current portion of long-term debt (note 11)               1,868         5,616
     Income taxes payable                                      1,646             -
                                                            --------     ---------
                Total current liabilities                     71,151       246,461

Long-term debt, net of current portion (note 11)             194,851       785,383
Deferred income taxes (note 12)                                9,708        66,340
Noncurrent liabilities (note 10)                                   -        52,413
                                                            --------     ---------
                Total liabilities                            275,710     1,150,597

Series A redeemable convertible preferred stock,
  $.01 par value; 65,000 shares issued and
  outstanding (note 13)                                            -        62,882

Shareholders' equity (notes 11 and 14):
     Preferred stock, $.01 par value; authorized
       20,000,000 shares; only Series A issued                     -             -
     Common stock, $.01 par value; authorized 30,000,000
       shares; 10,617,722 and 13,967,715 shares issued and
       outstanding in 1996 and 1997, respectively                106           140
     Additional paid-in capital                               58,427       151,095
     Retained earnings                                        41,665        46,328
     Currency translation adjustment                            (194)         (856)
                                                            --------     ---------
                  Total shareholders' equity                 100,004       196,707

Commitments and contingencies (notes 9, 10 and 15)
                                                            --------     ---------
                                                            $375,714    $1,410,186
                                                            ========    ==========

See accompanying notes to consolidated financial statements.

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                        Consolidated Statements of Earnings

        Years ended December 30, 1995, December 28, 1996 and January 3, 1998

                 (Amounts in thousands, except for per share data)


                                                           1995       1996        1997
                                                           ----       ----        ----

Net sales                                               $474,899    $490,655    $579,999
Cost of goods sold                                       395,922     411,048     485,679
                                                        --------    --------    --------
     Gross profit                                         78,977      79,607      94,320

Selling, general and administrative expenses              42,508      41,445      52,090
Restructuring charge (note 3)                                  -           -       5,986
                                                        --------    --------    --------
     Earnings from operations                             36,469      38,162      36,244

Interest expense                                          17,491      13,971      22,470
                                                        --------    --------    --------
     Earnings before income taxes and extraordinary
        items                                             18,978      24,191      13,774

Income taxes (note 12)                                     7,509       9,459       5,538
                                                        --------    --------    --------
     Earnings before extraordinary items                  11,469      14,732       8,236

Extraordinary items, net of income tax
  benefit of $391 in 1996 and
  $613 in 1997 (note 11)                                       -        (609)       (919)
                                                        --------    --------    --------
     Net earnings                                         11,469      14,123       7,317

Preferred dividends (note 13)                                  -           -          85
                                                        --------    --------    --------
    Earnings available for common shareholders          $ 11,469     $14,123     $ 7,232
                                                        ========    ========    ========
Basic earnings per common share:
   Before extraordinary items                           $   1.08     $  1.39     $   .75
   Extraordinary items                                         -        (.06)       (.08)
                                                        --------    --------    --------
   Basic earnings per common share                      $   1.08     $  1.33     $   .67
                                                        ========    ========    ========
   Weighted average common shares outstanding -
       basic (note 4)                                     10,618      10,618      10,837
                                                        ========    ========    ========
Diluted earnings per common share:
     Before extraordinary items                         $   1.08     $  1.39     $   .74
     Extraordinary items                                       -        (.06)       (.08)
                                                        --------    --------    --------
     Diluted earnings per common share                  $   1.08     $  1.33     $   .66
                                                        ========    ========    ========
     Weighted average common shares outstanding -
       diluted (note 4)                                   10,620      10,634      11,086
                                                        ========    ========    ========

               See accompanying notes to consolidated financial statements.

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                  Consolidated Statements of Shareholders' Equity

        Years ended December 30, 1995, December 28, 1996 and January 3, 1998

                 (Dollars in thousands, except for per share data)

                                                         Common Stock
                                                      ------------------  Additional              Currency         Total
                                                        Number      Par     paid-in    Retained  translation   shareholders'
                                                      of shares    value    capital    earnings  adjustment       equity
                                                      ---------    -----    -------    --------  ----------       ------
Balances at December 31, 1994                         10,617,722   $106   $  58,396    $18,728     $(752)         $ 76,478

Other                                                          -      -          31          -         -                31

Common stock dividends declared ($.05 per share)               -      -           -       (531)        -              (531)

Currency translation adjustment                                -      -           -          -       543               543

Net earnings                                                   -      -           -     11,469         -            11,469
                                                      ----------   ----    --------    -------      ----         ---------
Balances at December 30, 1995                         10,617,722    106      58,427     29,666      (209)           87,990

Common stock dividends declared ($.20 per share)               -      -           -     (2,124)        -            (2,124)

Currency translation adjustment                                -      -           -          -        15                15

Net earnings                                                   -      -           -     14,123         -            14,123
                                                      ----------   ----    --------    -------     -----          --------
Balances at December 28, 1996                         10,617,722    106      58,427     41,665      (194)          100,004

Exercise of stock options, including tax
 benefit of $517 (note 14)                               174,812      2       2,992          -         -             2,994

Issuance of common stock - acquisitions (note 5)       3,175,181     32      89,676          -         -            89,708

Preferred stock dividends (note 13)                            -      -           -        (85)        -               (85)

Common stock dividends declared ($.24 per share)               -      -           -     (2,569)        -            (2,569)

Currency translation adjustment                                -      -           -          -      (662)             (662)

Net earnings                                                   -      -           -      7,317         -             7,317
                                                      ----------   ----    --------    -------     -----          --------
Balances at January 3, 1998                           13,967,715   $140    $151,095    $46,328     $(856)         $196,707
                                                      ==========   ====    ========    =======     =====          ========

See accompanying notes to consolidated financial statements.

                                                                   (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                       Consolidated Statements of Cash Flows

        Years ended December 30, 1995, December 28, 1996 and January 3, 1998

                               (Dollars in thousands)

                                                                    1995           1996             1997
                                                                    ----           ----             ----
Cash flows from operating activities:
  Net earnings                                                    $ 11,469       $ 14,123       $   7,317
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
     Depreciation and amortization                                  11,994         12,775          16,064
     Extraordinary items                                                 -            609             919
     Restructuring charge                                                -              -           5,986
     Deferred income taxes                                           3,635          2,030          (2,320)
     Loss (gain) on disposal of property, plant and
      equipment                                                         74             40          (1,052)
     Changes in operating assets and liabilities, excluding
      effects of businesses acquired:
          Trade receivables                                            714         (7,040)         (8,173)
          Inventories                                                 (172)       (26,107)         (3,900)
          Accounts payable                                          (3,698)         6,267          (6,236)
          Other assets and liabilities                               1,875         (1,983)          8,781
                                                                  --------       --------       ---------
               Net cash provided by operating activities            25,891            714          17,386
                                                                  --------       --------       ---------
Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment                  119             19           4,926
  Purchases of property, plant and equipment                       (12,448)       (21,040)        (20,567)
  Payments for businesses purchased, net of cash acquired           (2,235)        (4,112)       (535,222)
                                                                  --------       --------       ---------
               Net cash used in investing activities               (14,564)       (25,133)       (550,863)
                                                                  --------       --------       ---------

Cash flows from financing activities:
  Increase (decrease) in checks not yet presented
   for payment                                                       8,155         (2,526)          6,583
  Borrowings on revolving credit loans                              47,150         62,000         200,600
  Repayments of revolving credit loans                             (61,500)       (66,600)       (146,600)
  Proceeds from the issuance of long-term debt                         645        125,635         435,000
  Retirement of long-term debt                                      (5,056)       (89,357)         (2,727)
  Payment of debt and equity issuance costs                           (350)        (3,000)        (19,703)
  Proceeds from issuance of redeemable convertible
   preferred stock                                                       -              -          65,000
  Dividends paid                                                      (531)        (2,124)         (2,569)
  Proceeds from exercise of stock options                                -              -           2,477
                                                                  --------       --------       ---------
               Net cash provided by (used in) financing
                activities                                         (11,487)        24,028         538,061
                                                                  --------       --------       ---------

Net change in cash and cash equivalents                               (160)          (391)          4,584
Cash and cash equivalents at beginning of year                         571            411              20
                                                                  --------       --------       ---------
Cash and cash equivalents at end of year                          $    411       $     20       $   4,604
                                                                  ========       ========       =========

See accompanying notes to consolidated financial statements.

                                                                    (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)

(1)  GENERAL

     Pillowtex Corporation ("Pillowtex") and subsidiaries (collectively "the Company"), which operates in a single industry segment, is a North American designer, manufacturer and marketer of home textile products, offering a full line of bed pillows, blankets, sheets, mattress pads, down comforters, towels, bath rugs and other home textile products. As a leading supplier across all distribution channels, the Company sells its products to most major mass merchants, wholesale clubs, department stores, specialty retailers, catalogs and institutions.

     On December 19, 1997, the Company and Fieldcrest Cannon, Inc. ("Fieldcrest Cannon"), a textile manufacturer primarily involved in the production of home furnishing products, principally towels and sheets, entered into a merger agreement whereby a wholly owned subsidiary of the Company was merged with and into Fieldcrest Cannon (the "Merger"). Following consummation of the Merger, Fieldcrest Cannon became a wholly owned subsidiary of the Company (see notes 5 and 11).

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the financial statements of Pillowtex Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     (b)  FISCAL YEAR

          The Company's fiscal year ends on the Saturday closest to December 31. Fiscal year 1995 ended December 30, 1995, fiscal 1996 ended
          December 28, 1996 and fiscal 1997 ended January 3, 1998 and such years include the results of operations for 52, 52 and 53-week periods, respectively.

     (c)  STATEMENTS OF CASH FLOWS

          For purposes of reporting cash flows, the Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

                                                                 (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)

          Supplemental disclosures of cash flow information for the years ended December 30, 1995, December 28, 1996 and January 3, 1998 follow:

                                  1995            1996           1997
                                  ----            ----           ----
Interest paid                  $ 15,632         $15,234         $19,207
                               ========         =======         =======

Income taxes paid              $  3,793         $ 6,483         $ 7,533
                               ========         =======         =======

     (d)  INVENTORIES

          Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) and last-in, first-out
          (LIFO) methods (see note 6).

     (e)  DERIVATIVE FINANCIAL INSTRUMENTS

          The Company enters into interest rate swap agreements to modify the interest characteristics of portions of its outstanding debt. The agreements entitle the Company to receive or pay to the counterparty (a major bank), on a quarterly basis, the amounts, if any, by which the Company's interest payments covered by swap agreements differ from those of the counterparty. These amounts are recorded as adjustments to interest expense. The fair value of the swap agreements and changes in fair value as a result of changes in market interest rates are not recognized in the consolidated financial statements.

     (f)  PROPERTY, PLANT AND EQUIPMENT

          Depreciation is provided generally using the straight-line method in amounts sufficient to amortize the cost of the assets over their estimated useful lives as follows:


             Buildings and improvements           10-33 years
             Machinery and equipment               5-15 years
             Data processing equipment                5 years
             Furniture and fixtures                 5-8 years


          Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the remaining term of the lease using the straight-line method.

          Interest costs of $0.3 million and $0.6 million, incurred during the years ended December 28, 1996 and January 3, 1998, respectively, for the purchase and construction of qualifying fixed assets, were capitalized and are being amortized over the related assets' estimated useful lives. Renewals and betterments are capitalized and depreciated over the remaining life of the specific property unit.

                                                                 (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)


     (g)  INTANGIBLES

          Intangible assets consist primarily of goodwill ($46.7 million and $238.2 million as of December 28, 1996 and January 3, 1998, respectively) recorded in connection with the Company's acquisitions (see note 5). Goodwill represents the excess of purchase price over the fair value of net identifiable tangible and intangible assets acquired. Amortization is provided using the straight-line method, the majority of which is over the estimated useful life of 40 years.

          Other intangible assets consist principally of deferred debt issuance costs amortized over the terms of the related debt (ranging from 2 to 10 years) using the interest method.

          The Company assesses the recoverability of goodwill by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows. At this time, the Company believes that no significant impairment of goodwill has occurred and that no reduction of the estimated useful lives is warranted.

     (h)  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED
          OF

          The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, on December 31, 1995, the first day of fiscal year 1996. This statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this statement did not have a material impact on the Company's consolidated financial statements.

     (i)  FAIR VALUE

          The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value because of the short maturity of these instruments (see note 11).

                                                                 (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)


     (j)  INCOME TAXES

          Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     (k)  STOCK OPTION PLAN

          Prior to fiscal year 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. Accordingly, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. At the beginning of fiscal year 1996, the Company adopted SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     (l)  REVENUE RECOGNITION

          Revenue is recognized upon shipment of products. Reserves for sales returns and allowances are recorded in the same accounting period as the related revenues.

     (m)  ADVERTISING EXPENSES

          The Company expenses advertising costs as incurred. Advertising expense was approximately $3.0 million, $3.2 million and $3.8 million during the years ended December 30, 1995, December 28, 1996 and January 3, 1998, respectively.

     (n)  EARNINGS PER SHARE

          In fiscal year 1997, the Company adopted the provisions of SFAS No. 128, EARNINGS PER SHARE, which requires the calculation of basic and diluted earnings per share. Basic earnings per share is computed by dividing earnings available for common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per

                                                                  (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)


          share is computed by dividing earnings available for common shareholders by the weighted average number of shares outstanding plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. In addition, in computing the dilutive effect of such securities, the numerator is adjusted to add back (a) any convertible preferred dividends and (b) the after-tax amount of interest recognized in the period associated with any convertible debt. All prior period earnings per share amounts have been restated to reflect the requirements of this statement.

     (o)  FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

          The Company's foreign subsidiaries use the local currency as the functional currency. The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the consolidated statements of earnings and were not material in any of the years presented.

     (p)  USE OF ESTIMATES

          The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  RESTRUCTURING CHARGE

     During the fourth quarter of 1997, the Company committed to a plan to consolidate its blanket production into its facilities in Swannanoa, North Carolina and Westminster, South Carolina. The aggregate cost of this restructuring is estimated to be approximately $7.5 million, of which approximately $6.0 million (associated with the write-down of certain assets and other expenses) was accrued (and remains unpaid) in the year ended January 3, 1998, and the remaining $1.5 million (associated with employee severance) will be expensed in the first quarter of fiscal year 1998.

                                                                  (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)


(4)  EARNINGS PER SHARE

     The following table reconciles the numerators and denominators of basic and diluted earnings per share for the year ended January 3, 1998. There were no material reconciling items for the years ended December 30, 1995 and December 28, 1996.


                                              Earnings      Shares
                                              --------      ------
         Basic - earnings available
          for common shareholders              $8,151       10,837

         Effect of dilutive securities:
            Stock options                           -          132
            Convertible preferred stock            85          117
                                               ------       ------
         Diluted - earnings available
          for common shareholders plus
          assumed conversions                  $8,236       11,086
                                               ======       ======

(5)  ACQUISITIONS

     BUSINESS ACQUIRED

     On December 19, 1997, the Company acquired all of the outstanding common and preferred stock of Fieldcrest Cannon in exchange for cash of $335.9 million (including acquisition costs) and 3.2 million shares of common stock of the Company. In connection with the acquisition, the Company retired $199.0 million of outstanding Fieldcrest Cannon debt.

     The acquisition has been accounted for under the purchase method of accounting and, accordingly, results of operations of Fieldcrest Cannon have been included in the consolidated statement of earnings since the acquisition date. As of January 3, 1998, the fair values assigned to certain assets acquired and liabilities assumed (primarily fixed assets and intangibles) are based upon preliminary estimates, which are subject to change upon completion of an independent valuation. Management does not expect the estimated values to change materially upon completion of the valuation.

                                                                 (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)


A summary of the assets acquired and liabilities assumed in connection with the Fieldcrest Cannon acquisition for the year ended January 3, 1998 follows:

          Current assets, net of cash acquired          $ 399,073
          Property, plant and equipment                   388,675
          Intangible assets                               193,811
          Other assets                                     19,150
          Current liabilities                            (161,645)
          Noncurrent liabilities                         (214,134)
                                                        ---------
              Total                                       624,930
          Issuance of 3.2 million shares of
           Pillowtex common stock                         (89,708)
                                                        ---------
              Cash paid, net of cash acquired           $ 535,222
                                                        =========

     Unaudited consolidated condensed pro forma results of operations for the fiscal years ended December 28, 1996 and January 3, 1998, as if the acquisition had occurred on the first day of fiscal year 1996 follow:

                                              1996           1997
                                              ----           ----
       Net sales                          $1,583,000      $1,630,000
       Earnings before extraordinary
        items available for common
        shareholders                           6,052          12,748
       Basic earnings per share before
        extraordinary items                      .44             .92
       Diluted earnings per share before
        extraordinary items                      .44             .89

     The pro forma results of operations are presented pursuant to applicable accounting rules relating to business combinations and are not necessarily indicative of the actual results that would have been achieved had this transaction occurred as of the beginning of fiscal year 1996, nor are they indicative of future results of operations.

     ASSETS ACQUIRED

     On November 18, 1996, the Company purchased certain assets of Fieldcrest Cannon's blanket operations for a purchase price of $28.3 million in cash. The acquisition included selected equipment ($6.3 million), inventory ($18.0 million) and an exclusive long-term license for the use of certain trademarks and tradenames ($4.0 million). The funds for the acquisition were provided by the Company's private offering of the 10% Senior Subordinated Notes (see note 11).

                                                                  (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)


(6)  INVENTORIES

     Inventories consist of the following at December 28, 1996 and January 3, 1998:

                                   1996            1997
                                   ----            ----
        Finished goods         $  56,085         $163,905
        Work-in-process           33,436          120,063
        Raw materials             41,955           54,790
        Supplies                   2,019           20,993
                               ---------         --------
                               $ 133,495         $359,751
                               =========         ========

     At January 3, 1998, 40% of inventories were valued at LIFO. The remaining inventories are valued at FIFO. Inventories are net of related reserves of approximately $3.3 million and $9.4 million at December 28, 1996 and January 3, 1998, respectively.

(7)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost and consist of the following at December 28, 1996 and January 3, 1998:

                                              1996          1997
                                              ----          ----
          Land                            $  2,847       $ 10,050
          Buildings and improvements        44,713        171,857
          Machinery and equipment           74,580        288,069
          Data processing equipment          6,714         11,994
          Furniture and fixtures             2,070          4,393
          Leasehold improvements             1,403          2,434
          Projects in progress               5,660         55,915
                                          --------       --------
                                           137,987        544,712
          Less accumulated depreciation
           and amortization                (43,720)       (55,871)
                                          --------       --------
                                          $ 94,267       $488,841
                                          ========       ========

(8)  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable includes $9.2 million and $39.3 million at December 28, 1996, and January 3, 1998, respectively, of checks not yet presented for payment on zero balance disbursement accounts.

                                                                 (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)


     Accrued expenses consist of the following at December 28, 1996 and January 3, 1998:

                                                                 1996         1997
                                                                 ----         ----
         Employee-related compensation and benefits            $ 4,159      $ 39,790
         Accrued insurance and worker's compensation reserves    2,117        17,214
         Accrued customer rebates                                5,220        13,534
         Accrued interest and commitment fees                    1,831         9,336
         Accrued restructuring                                       -         5,484
         Accrued royalties and commissions                       4,831         4,951
         Accrued advertising                                       927         4,061
         Other accrued expenses                                  3,071        19,205
                                                               -------      --------
                                                               $22,156      $113,575
                                                               =======      ========

 (9) PENSION PLANS

     Pillowtex has a defined benefit pension plan covering substantially all of its non-union employees. Fieldcrest Cannon has pension plans covering essentially all employees. The plans provide pension benefits based on the employees' compensation and service. The Company's funding policy provides for annual contributions of an amount between the minimum required and maximum amount that can be deducted for federal income tax purposes. Pension plan assets consist of investments in publicly traded corporate common stocks and bonds, as well as U.S. government obligations.

     Net pension expense includes the following components for the years ended December 30, 1995, December 28, 1996 and January 3, 1998:

                                                           1995       1996       1997
                                                           ----       ----       ----
         Service cost                                    $   585     $ 766     $ 1,058
         Interest cost on projected benefit obligation       402       523       1,414
         Actual return on plan assets                     (1,041)     (564)     (2,199)
         Net amortization and deferral                       684       133         604
                                                         -------     -----     -------
            Net pension expense                          $   630     $ 858     $   877
                                                         =======     =====     =======

                                                                (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)

     A reconciliation of the funded status of the Pillowtex pension plan at December 28, 1996 and January 3, 1998 follows:

                                                    1996           1997
                                                    ----           ----
  Actuarial present value of accumulated
   benefit obligations:
      Vested benefit obligation                    $ 5,492       $ 6,843
      Nonvested benefit obligation                     421           580
                                                   -------       -------
          Accumulated benefit obligation           $ 5,913       $ 7,423
                                                   =======       =======
  Projected benefit obligation for services
   rendered to date                                $(7,286)      $(9,204)
  Pension plan assets at fair value                  6,275         7,378
                                                   -------       -------
          Pension plan assets less than
           projected benefit obligation             (1,011)       (1,826)

  Unrecognized net asset at March 1, 1987 being
   recognized over 17 years                            (60)          (51)
  Unrecognized prior service costs                     243           207
  Amortization and deferral of net (gains)
   and losses                                          (88)          729
                                                   -------       -------
          Net pension liability included
           in accrued expenses                     $  (916)      $  (941)
                                                   =======       =======

A reconciliation of the funded status of Fieldcrest Cannon's pension plans at January 3, 1998 follows:

      Actuarial present value of accumulated
       benefit obligations:
         Vested benefit obligation                      $ 284,152
         Nonvested benefit obligation                       6,853
                                                        ---------
             Accumulated benefit obligation             $ 291,005
                                                        =========
       Projected benefit obligation for
        services rendered to date                       $(297,746)
       Pension plan assets at fair value                  299,480
                                                        ---------
             Net pension asset included in other
              assets                                    $   1,734
                                                        =========

     The following assumptions were used in determining the actuarial present value of the projected benefit obligation and net pension expense:

                                                 1995       1996        1997
                                                 ----       ----        ----
  Discount rate                                  7.25%      7.75%         7.00%
  Rate of increase in future compensation         4.0        4.0       4.0-4.5
  Expected long-term rate of return on assets     8.5        8.5       9.0-9.5

                                                                (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)


     The Company also sponsors employee savings plans which cover substantially all employees. The Company's matching provisions under these plans vary, with some matches being discretionary. The matching formulas of certain plans can be changed annually.

(10) POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Fieldcrest Cannon provides medical insurance premium assistance and life insurance benefits to retired employees. The medical premium assistance payments are at a fixed dollar amount based on the retiree's years of service. Employees become eligible for these benefits when they reach retirement age while working for the company. The plans are funded as benefits are paid.

     Net periodic postretirement benefit cost charged to earnings since the date of acquisition for the year ended January 3, 1998 included the following components:

       Service cost                                              $ 35
       Interest cost on projected benefit obligation              114
                                                                 ----
            Net periodic postretirement benefit expense          $149
                                                                 ====

     The table below sets forth the plans' combined status at January 3, 1998:

       Accumulated postretirement benefit obligation:
         Retirees                                             $26,724
         Fully eligible active participants                     7,688
         Other active participants                              4,936
                                                              -------
            Accrued postretirement liability included in
             noncurrent liabilities                           $39,348
                                                              =======

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.0% as of January 3, 1998. Medical premium assistance payments are at a fixed dollar amount based on the retiree's years of service; therefore, the plans are not affected by a health care cost trend rate assumption.

                                                                (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)

(11) LONG-TERM DEBT

     Long-term debt consists of the following at December 28, 1996 and January 3, 1998:


                                                          1996           1997
                                                          ----           ----
     Revolver                                           $ 61,000       $115,000
     Term loans                                                -        250,000
     Industrial revenue bonds with interest
      rates from 2.75% to 7.85% and
      maturities from February 1, 1998
      through July 1, 2021; generally
      collateralized by land and buildings                 6,915         18,050
     9% Senior Subordinated Notes due 2007                     -        185,000
     10% Senior Subordinated Notes due 2006              125,000        125,000
     6% convertible subordinated sinking fund
      debentures due to 2012 (effective
      rate of 8.72%, net of $17,400 in
      unamortized discount)                                    -         95,126
     Other debt                                            3,804          2,823
                                                        --------       --------
                                                         196,719        790,999
     Less current portion                                 (1,868)        (5,616)
                                                        --------       --------
                                                        $194,851       $785,383
                                                        ========       ========

     In connection with the acquisition of Fieldcrest Cannon (see note 5), the Company entered into new senior revolving credit and term loan facilities (the "Facilities") with a group of financial and institutional investors for which NationsBank of Texas, N.A. ("NationsBank") acts as the agent.
     The Facilities consist of a $350.0 million revolving credit facility (the "Revolver") and a $250.0 million term loan facility (the "Term Loan"). The Term Loan consists of a $125.0 million tranche A term loan (the "Tranche A Term Loan") and a $125.0 million tranche B term loan (the "Tranche B Term Loan"). The Revolver and the Tranche A Term Loan expire December 31, 2003, and the Tranche B Term Loan expires December 31, 2004. The Revolver includes $55.0 million of availability for letters of credit. At January 3, 1998, $37.8 million of letters of credit were outstanding. Unused availability under the Revolver was $197.2 million at January 3, 1998.

     Amounts outstanding under the Revolver and Tranche A Term Loan bear interest at a rate based, at the Company's option, upon either (i) the London Interbank Offered Rate plus a margin of up to 2.25% or (ii) NationsBank's Base Rate (as defined) plus a margin of up to .75%. The Tranche B Term Loan bears interest on a basis similar to the Tranche A Term Loan, plus an additional margin of .50%. These rates are subject to decrease based upon the Company's achievement of certain ratios of funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The weighted average annual interest rate on outstanding borrowings under the various senior credit facilities during 1997 was 6.77%, and the effective rate at January 3, 1998 was 7.79%.

                                                                     (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)

     The Facilities are guaranteed by each of the domestic subsidiaries of the Company and are secured by first priority liens on all of the capital stock of each domestic subsidiary of the Company and by 65% of the capital stock of the Company's foreign subsidiaries. The Company has also granted a first priority security interest in all of its presently unencumbered and future domestic assets and properties, and all presently unencumbered and future domestic assets and properties of each of its subsidiaries. The Term Loan is subject to mandatory prepayment from all net cash proceeds of asset sales and debt issuances of the Company (except as specifically provided), 50% of the net cash proceeds of equity issuances by the Company or any of its subsidiaries, and 75% of Excess Cash Flow (as defined). All mandatory prepayments will be applied pro rata between the Tranche A Term Loan and the Tranche B Term Loan to reduce the remaining installments of principal.

     The Facilities contain a number of financial, affirmative and negative covenants which, among other things, require maintenance of certain ratios of funded debt to EBITDA, and certain cash flow coverage ratios, and require the Company to maintain a minimum tangible net worth. Other covenants restrict, among other things, the Company's ability to incur additional debt, grant liens, engage in transactions with affiliates, make loans, advances and investments, pay dividends and other distributions to shareholders, dispose of assets, effect mergers, consolidations and dissolutions, and make certain changes in its business. At January 3, 1998, the Company was in compliance with all covenants under the Facilities.

     In connection with the new Facilities, the Company's previous senior credit facility was extinguished and the associated unamortized deferred debt issuance costs of $.9 million, net of related income tax benefit of $.6 million, were charged to expense resulting in an extraordinary loss on debt extinguishment.

     In connection with the acquisition, the Company issued $185.0 million of 9% Senior Subordinated Notes due 2007 (the "9% Notes") in a private offering. The 9% Notes are due December 15, 2007, with interest payable semiannually commencing June 15, 1998. The Company may at its option redeem the 9% Notes, in whole or in part, on or after December 15, 2002 at a redemption price of 104.5%, which declines 1.5% annually through December 15, 2005 to 100%. The 9% Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness, including borrowings under the Revolver and rank pari passu to the 10% Senior Subordinated Notes described below.

     On November 12, 1996, the Company issued $125.0 million aggregate principal amount of 10% Senior Subordinated Notes due 2006 (the "10% Notes"). The 10% notes are due November 15, 2006, with interest payable semiannually commencing May 15, 1997. The Company used the proceeds from such offering to retire the outstanding indebtedness under the Company's previously existing term loan, to finance the acquisition of certain assets of Fieldcrest Cannon's blanket operations (see note 5), to temporarily reduce indebtedness under the previous revolving credit facility, and to acquire a warehouse facility. In connection with the retirement of the term loan, the Company charged the related unamortized deferred debt issuance costs to expense

                                                                     (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)


     resulting in an extraordinary loss on debt extinguishment of $0.6 million, net of related income taxes of $0.4 million.

     The Company may at its option redeem the 10% Notes, in whole or in part, on or after November 15, 2001 at a redemption price of 105.0%, which declines 1.667% annually through November 15, 2004 to 100%. The 10% Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness, including borrowings under the Revolver.

     The 9% Notes and the 10% Notes are unconditionally guaranteed on a senior subordinated basis by each of the existing and future domestic subsidiaries of the Company and each other subsidiary of the Company that guarantees the Company's obligations under the Facilities described above (see note 18). The guarantees are subordinated in right of payment to all existing and future senior indebtedness of the relevant guarantor. Upon a change in control, the Company will be required to make an offer to repurchase all outstanding 9% Notes and 10% Notes at 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of repurchase.

     The 9% Notes and the 10% Notes are subject to certain covenants which restrict, among other things, the Company's ability to incur additional indebtedness and issue preferred stock, grant liens to secure subordinated indebtedness, pay dividends or make certain other restricted payments, apply net proceeds from certain asset sales, engage in certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any senior indebtedness and senior in right of payment to the 9% Notes and the 10% Notes, merge or consolidate with any other person, sell stock of subsidiaries or sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company. At January 3, 1998, the Company was in compliance with all covenants under the 9% Notes and the 10% Notes.

     As of December 28, 1996 and January 3, 1998, the Company had approximately $215.0 and $125.0 million, respectively, of notional amounts covered under fixed for floating swap agreements at an average interest rate of 6.24% and 9.54%, respectively.

     Subsequent to January 3, 1998, the Company terminated the swap agreement in place covering approximately $125.0 million of indebtedness for a gain of approximately $1.0 million. The gain has been deferred and will be amortized as an adjustment to interest expense over the remaining three-year term of the terminated swap agreement. On January 9, 1998, the Company entered into an interest rate swap agreement covering $250.0 million of indebtedness expiring February 19, 1999 exchanging variable rates for a fixed rate of 5.56%.

     The interest rates on certain notes, industrial revenue bonds and 10% senior subordinated debentures (aggregating $135.7 million and $145.9 million at December 28, 1996 and January 3, 1998, respectively) differ from current market rates. The fair value of these financial instruments, estimated by discounting the future cash flows using rates currently available, is approximately

                                                                    (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)

     $134.5 million and $141.1 million at December 28, 1996 and January 3, 1998, respectively. Other debt is at current market rates; therefore, its fair value approximates carrying value.

     Aggregate maturities of long-term debt for each of the five years following January 3, 1998 and thereafter, assuming the unpaid principal balance at January 3, 1998 under the Revolver remains unchanged, are as follows:

      Fiscal Year                              Amount
      -----------                              ------
          1998                                $  5,616
          1999                                  13,957
          2000                                  23,880
          2001                                  33,950
          2002                                  43,800
          Thereafter                           687,196

(12) INCOME TAXES

     The components of income tax expense, excluding the income tax benefit related to extraordinary items, are as follows:

                                                  1995         1996        1997
                                                  ----         ----        ----
     U.S. federal - current                      $2,632       $6,604      $ 6,385
     U.S. federal - deferred                      3,412        1,793       (1,478)
     State and foreign taxes - current            1,242          825        1,473
     State and foreign taxes - deferred             223          237         (842)
                                                 ------       ------      -------
                                                 $7,509       $9,459      $ 5,538
                                                 ======       ======      =======

     A reconciliation of income tax expense computed using the U.S. federal statutory income tax rate of 35% of earnings before income taxes and extraordinary loss to the actual provision for income taxes follows:

                                                  1995         1996       1997
                                                  ----         ----       ----
     Expected tax at U.S. statutory rate         $6,642       $8,467      $4,821
     State and foreign taxes, net of
      federal benefit                               652          555         477
     Nondeductible meals and
      entertainment expenses                        162          166         158
     Other                                           53          271          82
                                                 ------       ------      ------
                                                 $7,509       $9,459      $5,538
                                                 ======       ======      ======

                                                                    (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 28, 1996 and January 3, 1998 are presented below:

                                                            1996        1997
                                                            ----        ----
     Net current deferred tax assets (liabilities):
        Inventory costs and reserves                       $ 1,113    $(42,716)
        Accrued employee benefits                              422         685
        State deferred taxes                                   488         957
        Nondeductible accruals and allowances                  544      17,665
        Other                                                    -       7,341
                                                           -------    --------
             Current deferred tax assets (liabilities)       2,567     (16,068)
                                                           -------    --------
     Net noncurrent deferred tax liabilities:
        Package design costs                                   336         351
        Depreciable assets                                  (9,057)    (79,962)
        State deferred income taxes                           (562)     (6,673)
        Goodwill                                              (565)       (830)
        Nondeductible accruals and allowances                    -       6,872
        Other                                                  140      13,902
                                                           -------    --------
             Noncurrent deferred tax liabilities            (9,708)    (66,340)
                                                           -------    --------
             Net deferred tax liabilities                  $(7,141)   $(82,408)
                                                           =======    ========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the deferred tax assets at January 3, 1998 to be realized as a result of the reversal of existing taxable temporary differences giving rise to deferred tax liabilities and the generation of taxable income.

(13) REDEEMABLE CONVERTIBLE PREFERRED STOCK

     On December 19, 1997, the Company issued 65,000 shares of Series A Redeemable Convertible Preferred Stock ("Series A Preferred Stock") for $65.0 million less $2.1 million of issue costs. Dividends will accrue from the issue date through December 31, 1999 at a 3% annual rate. Beginning January 1, 2000, the rate at which dividends will accrue may increase to 7% or 10% depending on the Company's earnings per share for the 1999 fiscal year. The Company may also be required to pay a one-time cumulative dividend in cash or Series A Preferred Stock, from the issue date through December 31, 1999, equal to the difference between the dividends calculated at the 3% rate and dividends calculated at either the 7% or 10% rate, if the fiscal year 1999 earnings per share are less than the predetermined targets.

     The Series A Preferred Stock is convertible, at any time at the option of the holder, into common stock at a rate calculated by dividing $1,000 plus unpaid dividends per share by $24.00 per share.

                                                                    (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)


     Each share of Series A Preferred Stock is subject to mandatory redemption in ten and one-half years after the issue date at a redemption price of $1,000 plus accrued and unpaid dividends. The Company has the right after the fourth anniversary of the issue date to call all or a portion of the Series A Preferred Stock at $1,000 per share plus accrued and unpaid dividends times a premium equal to the dividend rate after the fourth anniversary date and declining ratably to the mandatory redemption date. Holders of the Series A Preferred Stock are entitled to limited voting rights only under certain conditions.

(14) STOCK OPTIONS

     In 1993, the Company established a stock option plan under which options may be granted to eligible employees and nonemployee directors of the Company. Under the stock option plan, the Board of Directors may grant either nonqualified stock options or incentive stock options. Additionally, the plan provides for the reservation and issuance of up to
     1.5 million shares of the Company's common stock.

     At January 3, 1998, there were .8 million shares available for grant under the stock option plan. The per share weighted average fair value of stock options granted during fiscal years 1995, 1996 and 1997 was $2.75, $4.65 and $7.86, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions:

                                     1995      1996       1997
                                     ----      ----       ----
        Expected dividend yield       1.14%     1.14%      1.41%
        Stock price volatility       38.82     38.82      38.94
        Risk-free interest rate       6.66      5.99       6.15
        Expected option term       5 years   5 years    5 years

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                          1995      1996       1997
                                          ----      ----       ----
     Earnings available for common
      shareholders:
          As reported                   $11,469    $14,123    $7,232
          Pro forma                      11,443     13,986     6,720

                                                               (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)

                                           1995       1996      1997
                                           ----       ----      ----
      Earnings per share:
            As reported - basic           $ 1.08     $1.33     $.67
            As reported - diluted           1.08      1.33      .66
            Pro forma - basic               1.08      1.32      .62
            Pro forma - diluted             1.08      1.32      .61

     Pro forma net earnings reflects only options granted in fiscal years 1995, 1996 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of four years and compensation cost for options granted prior to January 1, 1995 is not considered.

     All options are granted at an exercise price not less than the fair market value of the common stock at the date of grant. The option period may not be more than ten years from the date the option is granted, and generally the options may be exercised ratably over a four-year period or as otherwise specified by the Board of Directors.

     A summary of option activity during fiscal years 1995, 1996 and 1997 follows:

                                                           Weighted Average
                                                  Shares    Exercise Price
                                                  ------    --------------
         Outstanding at December 31, 1994
            (69 shares exercisable)                 364        $ 14.91
            Granted                                 187          13.34
            Canceled                               (114)         13.91
                                                    ---
         Outstanding at December 30, 1995
            (131 shares exercisable)                437          14.50
            Granted                                 226          12.59
            Canceled                               (152)         14.33
                                                    ---
         Outstanding at December 28, 1996
            (176 shares exercisable)                511          13.71
            Granted                                 537          16.98
            Exercised                              (175)         14.17
            Canceled                               (131)         14.85
                                                    ---
         Outstanding at January 3, 1998
            (289 shares exercisable)                742          15.76
                                                    ===

     At January 3, 1998, the weighted average remaining contractual life of outstanding options is 8.67 years.

                                                               (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)


(15) COMMITMENTS AND CONTINGENT LIABILITIES

     Manufacturing facilities at certain locations, showrooms, sales offices and warehouse space are leased under noncancelable operating lease agreements. These leases generally require the Company to pay all executory costs such as maintenance and taxes. Rental expense for operating leases was approximately $3.1 million, $5.3 million and $7.6 million during fiscal years 1995, 1996 and 1997, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year), which expire at various dates through 2009, are as follows:

               Fiscal Year                Amount
               -----------                ------
                 1998                    $19,181
                 1999                     16,816
                 2000                     15,083
                 2001                     17,639
                 2002                      8,953
                 Thereafter               27,247

     Louisville Bedding Company ("Louisville") filed a complaint for patent infringement against the Company in 1994. Louisville's complaint alleges that certain of the Company's mattress pad product lines infringe on certain of Louisville's patents. The allegations relate both to the Company's current mattress pad product line as well as to certain discontinued product lines sold from 1991 through 1995. The complaint seeks an injunction against the Company's sale of its current stretch-to-fit mattress pad line, as well as an accounting of profits and unspecified damages relating to both the Company's current and discontinued product lines. In addition, the complaint seeks trebled damages, interest, costs, and attorneys' fees.

     During April of 1997, Louisville voluntarily dismissed its infringement claims against the Company's current opening price point mattress pad line and, during October of 1997, the Company was granted summary judgment on the issue of infringement with respect to the Company's current premium product. On January 30, 1998, the district court entered an additional order confirming that the Company's current premium price point product did not infringe Louisville's patents as alleged. The Company does not expect the Louisville suit to have any effect on the Company's continued right to market its current line of stretch-to-fit mattress pads. Notwithstanding the foregoing, Louisville has continued to pursue various infringement claims against the Company. On March 4, 1998, representatives of the Company met with representatives of Louisville to discuss the possible settlement of such claims. In furtherance of such discussions, the Company is currently attempting to reach agreement with Louisville regarding the specific terms of a comprehensive settlement, though no assurance can be given with respect thereto.

                                                               (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)


     From time to time, the Company is a party to various other legal proceedings arising in the ordinary course of business. While any proceeding or litigation has an element of uncertainty, management believes that the final outcome of all matters currently pending will not have a materially adverse effect on the Company's financial position, results of operations or liquidity.

(16) CONCENTRATION OF CREDIT RISK

     The Company's customers are primarily retailers located throughout the United States and Canada. Although the Company closely monitors the creditworthiness of its customers, adjusting credit policies and limits as needed, a customers' ability to pay is largely dependent upon the retail industry's economic environment.

     The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company has trade receivables which are due from certain customers who are experiencing financial difficulties. However, in the opinion of management of the Company, the allowance for doubtful accounts is adequate, and trade receivables are presented at net realizable value.

     Sales to the Company's two individual major customers, including their affiliated entities, accounted for approximately 14% and 13% each of net sales in fiscal years 1995, 1996 and 1997.

(17) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following tables present unaudited financial data of the Company for each quarter of fiscal years 1996 and 1997. The quarter ended January 3, 1998 was a 14 week period compared to a 13 week period for the quarter ended December 28, 1996.

                                                   1996 Quarter Ended
                                    -------------------------------------------------
                                      March 30   June 29  September 28  December 28
                                      --------   -------  ------------  -----------
     Net sales                        $100,794   $91,185    $143,791     $154,885
     Gross profit                       15,568    15,615      24,315       24,109
     Earnings before extraordinary
      item                                 941     1,491       6,122        6,178
     Net earnings                          941     1,491       6,122        5,569
     Earnings per common share -
      basic                                .09       .14         .58          .52
     Earnings per common share -
      diluted                              .09       .14         .58          .52

                                                               (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)

                                                1997 Quarter Ended
                                  -------------------------------------------------
                                   March 29     June 28    September 27   January 3
                                   --------     -------    ------------   ---------
Net sales                          $113,763    $104,894      $151,977     $209,365
Gross profit                         18,706      19,701        26,552       29,361
Earnings (loss) before
 extraordinary item                   1,651       1,871         7,050       (2,336)
Net earnings (loss)                   1,651       1,871         7,050       (3,255)
Earnings (loss) per
 common share - basic                   .16         .18           .66         (.30)
Earnings (loss) per
 common share - diluted                 .15         .17           .65         (.30)

                                                                    (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)

(18) SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

     The following is summarized condensed consolidating financial information for the Company, segregating the Parent and guarantor subsidiaries from nonguarantor subsidiaries. The guarantor subsidiaries are wholly owned subsidiaries of the Company and guarantees are full, unconditional and joint and several. Separate financial statements of the guarantor subsidiaries are not presented because management believes that these financial statements would not provide relevant material additional information to users of the financial statements.

                                              December 28, 1996                                        January 3, 1998
                              -------------------------------------------------  --------------------------------------------------
                                                    Non-                                                Non-
                                      Guarantor  Guarantor                                Guarantor  Guarantor
                                         Sub-       Sub-     Elimi-    Consoli-             Sub-       Sub-      Elimi-    Consoli-
Financial Position            Parent  sidiaries  sidiaries   nations    dated    Parent   sidiaries  sidiaries   nations    dated
------------------            ------  ---------  ---------   -------   --------  ------   ---------  ---------   -------   --------
ASSETS:
Trade receivables            $      -   73,438      5,044          -    78,482         -    216,869     4,316          -    221,185
Receivable from affiliates    197,236        -          -   (197,236)        -   668,588          -         -   (668,588)         -
Inventories                         -  125,803      7,692          -   133,495         -    351,720     8,031          -    359,751
Other current assets                -    8,911        769          -     9,680         -     58,650     1,371          -     60,021
                             --------  -------     ------   --------   -------   -------  ---------    ------   --------  ---------
     Total current assets     197,236  208,152     13,505   (197,236)  221,657   668,588    627,239    13,718   (668,588)   640,957

Property, plant and
 equipment, net                   714   90,664      2,889          -    94,267       657    485,975     2,209          -    488,841
Intangibles, net               10,103   44,331      2,679          -    57,113    24,256    232,112     2,499          -    258,867
Other assets                   71,362      901          -    (69,586)    2,677   229,039     19,564         -   (227,082)    21,521
                             --------  -------     ------   --------   -------   -------  ---------    ------   --------  ---------
     Total assets            $279,415  344,048     19,073   (266,822)  375,714   922,540  1,364,890    18,426   (895,670) 1,410,186
                             ========  =======     ======   ========   =======   =======  =========    ======   ========  =========
LIABILITIES AND SHAREHOLDERS'
 EQUITY:
Accounts payable and accrued
 liabilities                 $      -   64,501      3,136          -    67,637         -    218,874     5,818          -    224,692
Payable to affiliates               -  193,000      4,236   (197,236)        -         -    668,000       588   (668,588)         -
Other current liabilities         306    3,041        167          -     3,514        85     21,591        93          -     21,769
                             --------  -------     ------   --------   -------   -------  ---------    ------   --------  ---------
     Total current
      liabilities                 306  260,542      7,539   (197,236)   71,151        85    908,465     6,499   (668,588)   246,461

Noncurrent liabilities        185,950   17,978        631          -   204,559   675,000    228,550       586          -    904,136
                             --------  -------     ------   --------   -------   -------  ---------    ------   --------  ---------
     Total liabilities        186,256  278,520      8,170   (197,236)  275,710   675,085  1,137,015     7,085   (668,588) 1,150,597

Redeemable convertible
 preferred stock                    -        -          -          -         -    62,882          -         -          -     62,882

Shareholders' equity           93,159   65,528     10,903    (69,586)  100,004   184,573    227,875    11,341   (227,082)   196,707
                             --------  -------     ------   --------   -------   -------  ---------    ------   --------  ---------
Total liabilities and
 shareholders' equity        $279,415  344,048     19,073   (266,822)  375,714   922,540  1,364,890    18,426   (895,670) 1,410,186
                             ========  =======     ======   ========   =======   =======  =========    ======   ========  =========

                                                                    (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)

                                                           Years Ended
                -----------------------------------------------------------------------------------------------------
                                December 30, 1995                                        December 28, 1996
                -------------------------------------------------  --------------------------------------------------
                                      Non-                                                Non-
                        Guarantor  Guarantor                                Guarantor  Guarantor
Results of                 Sub-       Sub-     Elimi-    Consoli-             Sub-       Sub-      Elimi-    Consoli-
Operations      Parent  sidiaries  sidiaries   nations    dated    Parent   sidiaries  sidiaries   nations    dated
--------------  ------  ---------  ---------   -------   --------  ------   ---------  ---------   -------   --------
Net sales       $278,052 178,823     37,241   (19,217)   474,899   78,959    403,386    31,480     (23,170)  490,655
Cost of goods
 sold            226,842 154,124     34,173   (19,217)   395,922   60,215    345,269    28,734     (23,170)  411,048
                -------- -------     ------   -------    -------   ------    -------    ------    --------  --------
Gross profit      51,210  24,699      3,068         -     78,977   18,744     58,117     2,746           -    79,607
Selling, general
 and administra-
 tive expenses    25,211  15,586      1,711         -     42,508    8,831     30,938     1,676           -    41,445
Restructuring
 charges               -       -          -         -          -        -          -         -           -         -
                -------- -------     ------   -------    -------   ------    -------    ------    --------  --------
Earnings from
 operations       25,999   9,113      1,357         -     36,469    9,913     27,179     1,070           -    38,162
Interest expense
 (income)          4,161  13,321          9         -     17,491    5,017      8,973       (19)          -    13,971
                -------- -------     ------   -------    -------   ------    -------    ------    --------  --------
Earnings (loss)
 before income
 taxes and extra-
 ordinary items   21,838  (4,208)     1,348         -     18,978    4,896     18,206     1,089           -    24,191
Income taxes       8,399  (1,298)       408         -      7,509    1,921      7,329       209           -     9,459
                -------- -------     ------   -------    -------   ------    -------    ------    --------  --------
Earnings (loss)
 before extra-
 ordinary items   13,439  (2,910)       940         -     11,469    2,975     10,877       880           -    14,732
Extraordinary
 items                 -       -          -         -          -     (609)         -         -           -      (609)
                -------- -------     ------   -------    -------   ------    -------    ------    --------  --------
Net earnings
 (loss)           13,439  (2,910)       940         -     11,469    2,366     10,877       880           -    14,123
                -------- -------     ------   -------    -------   ------    -------    ------    --------  --------
Preferred
 dividends             -       -          -         -          -        -          -         -           -         -
                -------- -------     ------   -------    -------   ------    -------    ------    --------  --------
Earnings (loss)
 available for
 common share-
 holders        $ 13,439  (2,910)       940         -     11,469    2,366     10,877       880           -    14,123
                ======== =======     ======   =======    =======   ======    =======    ======    ========  ========

                                          Years Ended
-------------------------------------------------------------------
                                      January 3, 1998
                 --------------------------------------------------
                                       Non-
                          Guarantor  Guarantor
Results of                  Sub-       Sub-      Elimi-    Consoli-
Operations       Parent   sidiaries  sidiaries   nations    dated
----------       ------   ---------  ---------   -------   --------
Net sales        18,759   537,536    29,268     (5,564)    579,999
Cost of goods
 sold            11,523   453,149    26,571     (5,564)    485,679
                -------   -------    ------    -------     -------
Gross profit      7,236    84,387     2,697          -      94,320
Selling, general
 and administra-
 tive expenses    3,990    46,624     1,476          -      52,090
Restructuring
 charges              -     5,986         -          -       5,986
                -------   -------    ------    -------     -------
Earnings from
 operations       3,246    31,777     1,221          -      36,244
Interest expense
 (income)          (764)   23,239        (5)         -      22,470
                -------   -------    ------    -------     -------
Earnings (loss)
 before income
 taxes and extra-
 ordinary items   4,010     8,538     1,226          -      13,774
Income taxes      1,725     3,687       126          -       5,538
                -------   -------    ------    -------     -------
Earnings (loss)
 before extra-
 ordinary items   2,285     4,851     1,100          -       8,236
Extraordinary
 loss              (919)        -         -          -        (919)
                -------   -------    ------    -------     -------
Net earnings
 (loss)           1,366     4,851     1,100          -       7,317
Preferred
 dividends           85         -         -          -          85
                -------   -------    ------    -------     -------
Earnings (loss)
 available for
 common share-
 holders          1,281     4,851     1,100          -       7,232
                =======   =======    ======    =======     =======

                                                                    (Continued)

                       PILLOWTEX CORPORATION AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                  (Tables in thousands, except for per share data)

                                                                       Years Ended
                            -----------------------------------------------------------------------------------------------------
                                           December 30, 1995                                        December 28, 1996
                            -------------------------------------------------  --------------------------------------------------
                                                  Non-                                                Non-
                                    Guarantor  Guarantor                                Guarantor  Guarantor
                                       Sub-       Sub-     Elimi-    Consoli-             Sub-       Sub-      Elimi-    Consoli-
Cash Flows                  Parent  sidiaries  sidiaries   nations    dated    Parent   sidiaries  sidiaries   nations    dated
----------                  ------  ---------  ---------   -------   --------  ------   ---------  ---------   -------   --------
Net cash provided by (used
 in) operating activities  $ 31,617   (7,765)    2,039        -       25,891     (548)   (4,977)     6,239          -       714
Net cash used in investing
 activities                    (167) (13,716)     (681)       -      (14,564) (16,140)   (8,421)      (572)         -   (25,133)
Net cash provided by (used
 in) financing activities   (31,600)  21,468    (1,355)       -      (11,487)  16,286    13,406     (5,664)         -    24,028
                           --------  -------    ------    -------    -------  -------    ------     ------     ------   -------
Net change in cash and
 cash equivalents              (150)     (13)        3        -         (160)    (402)        8          3          -      (391)
Cash and cash equivalents
 at beginning  of period        552       17         2        -          571      402         4          5          -       411
                           --------  -------    ------    -------    -------  -------    ------     ------     ------   -------
Cash and cash equivalents
 at end of period            $  402        4         5        -          411        -        12          8          -        20
                           ========  =======    ======    =======    =======  =======    ======     ======     ======   =======

                                 Years Ended
-------------------------------------------------------------------------------
                                                January 3, 1998
                            --------------------------------------------------
                                       Non-
                                    Guarantor  Guarantor
                                       Sub-       Sub-     Elimi-    Consoli-
Cash Flows                  Parent  sidiaries  sidiaries   nations    dated
----------                  ------  ---------  ---------   -------   --------
Net cash provided by (used
 in) operating activities     1,383    12,330     3,673       -        17,386
Net cash used in investing
 activities                (157,858) (392,940)      (65)      -      (550,863)
Net cash provided by (used
 in) financing activities   156,475   385,188    (3,602)      -       538,061
                           --------  --------    ------    -------   --------
Net change in cash and
 cash equivalents                 -     4,578         6       -         4,584
Cash and cash equivalents
 at beginning  of period          -        12         8       -            20
                           --------  --------    ------    -------   --------
Cash and cash equivalents
 at end of period                 -     4,590        14       -         4,604
                           ========  ========    ======    =======   ========